SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

9 May 2007

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333 - 113524) of Australia and New Zealand Banking Group Limited and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.  There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited

(Registrant)

By:	/s/ JOHN PRIESTLEY
Company Secretary
(Signature)*

Date 9 May 2007

* Print the name and title of the signing officer under his signature.

Corporate Communications 100 Queen Street Melbourne Vic 3000 www.anz.com

For Release: 9 May 2007

David Gonski to step down from ANZ Board

The Board of Australia and New Zealand Banking Group Limited today announced the resignation of Mr David Gonski effective 30 June 2007.

Mr Gonski is retiring following his appointment to the Board of the Australian Securities Exchange Limited.

Commenting on his decision, Mr Gonski said: “I will miss the opportunity to continue my involvement as I regard ANZ as a very fine company.  However, it is appropriate that I step aside so as to avoid any potential conflict with my new appointment to the ASX Board through ANZ’s controlling interest in E*TRADE Australia.”

ANZ Chairman Mr Charles Goode said:  “David has made a very significant contribution to the Board since he joined five years ago.  I am sorry we are losing him but fully understand the issues which have led to his decision.  I wish David every success in his important new role.”

“The Board has for many years had eight members and it was increased in February 2007 by the appointment of Mr Ian Macfarlane,” Mr Goode said.

For media enquiries contact:

Paul Edwards

Head of Corporate Communications

Tel:  0409-655 550

email: paul.edwards@anz.com